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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Farallon Resources Limited

We consent to the inclusion in this annual report on Form 40-F of:

–

our auditors' report dated September 22, 2008 on the consolidated balance sheets of Farallon Resources Limited (the “Company") as at June 30, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2008.

–	our auditors' report on reconciliation to United States GAAP dated September 22, 2008

–	our Report of Independent Registered Public Accounting Firm dated September 22, 2008 on the Company’s internal control over financial reporting as of June 30, 2008 each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended June 30, 2008.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

September 22, 2008

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